W. John McGuire
Partner
202.739.5654
wjmcguire@MorganLewis.com
October 26, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Richard Pfordte, Esq.

Re:	Schwab Strategic Trust (the “Trust”) Registration Statement on Form N-1A — File Numbers 333-160595; 811-22311 (“Registration Statement”)
Dear Mr. Pfordte,
Our client, Schwab Strategic Trust, is filing a second pre-effective amendment to the Registration Statement initially filed on July 15, 2009, and amended on October 8, 2009. The purpose of the second amendment is to incorporate any remaining outstanding information into the Registration Statement.
The Trust’s exemptive order was issued on October 23, 2009, Investment Company Act Rel. No. 28983. Under a separate cover, we plan to request acceleration of the Registration Statement and propose that on October 29, the Trust and the funds be declared effective.
If you have any questions regarding this pre-effective amendment to the Registration Statement filed today, please do not hesitate to contact me at 202.739.5654.
Sincerely,
W. John McGuire
cc: Shelley A. Harding, Esq.